FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from November 1, 2019 to November 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 12, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from November 1, 2019 to November 30, 2019 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on December 12, 2019]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of November 30, 2019

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (June 18, 2019) (Period of repurchase: from June 19, 2019 to March 31, 2020 (excluding the ten business days following the announcement of each quarterly financial results))		300,000,000	150,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) November 14 November 15 November 18 November 19 November 20 November 21 November 22 November 25 November 26 November 27 November 28 November 29	3,790,000 2,597,600 2,872,500 2,376,700 2,688,700 3,550,000 2,169,700 3,148,300 3,700,000 2,519,400 2,127,100 3,381,100	1,995,239,040 1,378,098,280 1,528,161,670 1,277,627,760 1,457,339,800 1,909,875,080 1,187,617,060 1,744,273,570 2,049,366,210 1,388,525,850 1,179,988,350 1,898,370,360

Total	—	34,921,100	18,994,483,030

Aggregate shares repurchased as of the end of this reporting month		194,787,600	91,071,750,580

Progress of share repurchase (%)		64.9	60.7

2. Status of disposition as of November 30, 2019
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date)

November 1

November 5

November 6

November 7

November 8

November 11

November 12

November 13

November 14

November 15

November 18

November 19

November 20

November 21

November 22

November 25

November 26

November 27

November 28

November 29

		555,600 47,900 270,900 1,061,300 173,700 62,100 222,200 67,200 52,400 10,200 140,500 43,900 15,500 449,100 37,900 22,000 21,100 75,700 25,000 89,900	8,574,600 3,314,900 9,477,900 4,031,300 5,816,700 3,329,100 1,113,200 67,200 52,400 10,200 140,500 43,900 15,500 449,100 37,900 22,000 21,100 75,700 25,000 89,900
Subtotal	—	3,444,100	36,708,100
Total	—	3,444,100	36,708,100

3.	Status of shares held in treasury

as of November 30, 2019

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,493,562,601
Number of shares held in treasury	355,144,293

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on May 7, 2019.